UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Healthways, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

422245100
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 422245100

1	NAME OF REPORTING PERSON North Tide Capital Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,080,573
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,080,573
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,080,573
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 422245100

1	NAME OF REPORTING PERSON North Tide Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,452,400
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,452,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,452,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 422245100

1	NAME OF REPORTING PERSON Conan J. Laughlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,750
	8	SHARED VOTING POWER 4,452,400
	9	SOLE DISPOSITIVE POWER 3,750
	10	SHARED DISPOSITIVE POWER 4,452,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,456,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP NO. 422245100

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”).  This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by each of Master Fund and North Tide through the Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 4,080,573 Shares beneficially owned by Master Fund is approximately $51,088,147, excluding brokerage commissions.  The aggregate purchase price of the 371,827 Shares held in the Account is approximately $4,066,238, excluding brokerage commissions.

The 3,750 Shares beneficially owned by Mr. Laughlin represent shares underlying stock options that are currently exercisable, which were granted to Mr. Laughlin in his capacity as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 36,039,083 Shares outstanding, as of November 3, 2015, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2015.

A.	Master Fund

(a)	As of the close of business on November 12, 2015, Master Fund beneficially owned 4,080,573 Shares.

Percentage: Approximately 11.3%.

CUSIP NO. 422245100

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,080,573
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,080,573

(c)	The transactions in the Shares by Master Fund during the past sixty days are set forth in Schedule A and are incorporated by reference herein.

B.	North Tide

(a)
North Tide, as the investment manager of each of Master Fund and the Account, may be deemed the beneficial owner of the (i) 4,080,573 Shares owned by Master Fund and (ii) 371,827 Shares held in the Account as of the close of business on November 12, 2015.

Percentage: Approximately 12.4%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,452,400
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,452,400

(c)	The transactions in the Shares by North Tide through the Account and on behalf of Master Fund during the past sixty days are set forth in Schedule A and are incorporated by reference herein.

C.	Mr. Laughlin

(a)
As of the close of business on November 12, 2015, Mr. Laughlin beneficially owned 3,750 Shares.  Mr. Laughlin, as the Manager of North Tide, may be deemed the beneficial owner of the (i) 4,080,573 Shares owned by Master Fund and (ii) 371,827 Shares owned by the Account as of the close of business on November 12, 2015.

Percentage: Approximately 12.4%.

(b)	1. Sole power to vote or direct vote: 3,750
2. Shared power to vote or direct vote: 4,452,400
3. Sole power to dispose or direct the disposition: 3,750
4. Shared power to dispose or direct the disposition: 4,452,400

(c)
Mr. Laughlin has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Master Fund and through the Account during the past sixty days are set forth in Schedule A and are incorporated by reference herein.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 422245100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2015	North Tide Capital Master, LP

	By:	North Tide Capital GP, LLC its General Partner

	By:	/s/ Conan J. Laughlin
		Name:	Conan J. Laughlin
		Title:	Manager

North Tide Capital, LLC

By:	/s/ Conan J. Laughlin
	Name:	Conan J. Laughlin
	Title:	Manager

/s/ Conan J. Laughlin
Conan J. Laughlin

CUSIP NO. 422245100

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

NORTH TIDE CAPITAL MASTER, LP

119,609	11.3093	11/03/2015
137,596	11.5822	11/04/2015
45,013	11.5600	11/04/2015
4,679	12.3382	11/05/2015
13,103	12.1038	11/05/2015
121,333	12.4991	11/10/2015
72,800	12.4898	11/11/2015
1,307	12.3035	11/12/2015
40,133	12.4740	11/12/2015

NORTH TIDE CAPITAL, LLC
(Through the Account)

11,391	11.3093	11/03/2015
13,104	11.5822	11/04/2015
4,287	11.5600	11/04/2015
321	12.3382	11/05/2015
897	12.1038	11/05/2015
8,667	12.4991	11/10/2015
5,200	12.4898	11/11/2015
93	12.3035	11/12/2015
2,867	12.4740	11/12/2015